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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

CEPHALON, INC.
(Name of Subject Company (issuer))

CEPHALON, INC.
(Name of Filing Person (issuer))

2 1/2% Convertible Subordinated Notes
due December 2006
(Title of Class of Securities)

156708AD1 and 156708AE9
(CUSIP Numbers of Class of Securities)

John E. Osborn
Senior Vice President, General Counsel and Secretary
Cephalon, Inc.
41 Moores Road
Frazer, PA 19355
(610) 344-0200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Pran Jha
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed by Cephalon, Inc., a Delaware corporation (the "Company"), on June 10, 2005, relating to an offer by the Company to purchase for cash any and all of the Company's outstanding 2 1/2% Convertible Subordinated Notes due December 2006 upon the terms and subject to the conditions contained in the Offer to Purchase dated June 10, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the "Offer").

Item 1 through Item 11.

        Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

        The section of the Offer to Purchase titled "Source and Amount of Funds" is hereby amended and restated in its entirety to read as follows:

        On June 7, 2005, we issued $800 million in aggregate principal amount of our 2.00% Convertible Senior Subordinated Notes due June 1, 2015 (the "2015 Notes") pursuant to an indenture between us and U.S. Bank National Association, as trustee. On July 1, 2015, we issued an additional $120 million in aggregate principal amount of the 2015 Notes as a result of the exercise of the over-allotment option previously granted to the underwriters of the 2015 Notes. We will use a portion of the net proceeds of the sale of the 2015 Notes to purchase the Notes accepted for payment pursuant to the Offer. The 2015 Notes are not secured, are subordinated to our existing and future senior indebtedness and are senior to our existing and future subordinated indebtedness. We will pay interest on the 2015 Notes at a rate of 2.00% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2005. The 2015 Notes are convertible prior to maturity, subject to certain conditions, into cash and shares, if any, of our common stock at an initial conversion price of $46.70 per share of common stock. We have made no plans or arrangements to finance or repay the 2015 Notes.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 of the Schedule TO is hereby amended and restated in its entirety as follows:

        (e)   Agreements Involving the Subject Company's Securities. The Company is a party to the following agreements, arrangements or understandings that involve the Company's securities:

        (i)    Amended and Restated Rights Agreement, dated as of January 1, 1999, between the Company and StockTrans, Inc., a description of which is attached hereto as Exhibit (d)(18) and is incorporated herein by reference;

        (ii)   First Amendment to Amended and Restated Rights Agreement, dated July 31, 2000, between the Company and StockTrans, Inc., a description of which is attached hereto as Exhibit (d)(19) and is incorporated herein by reference;

        (iii)  Second Amendment to Amended and Restated Rights Agreement, dated October 27, 2003, between the Company and StockTrans, Inc., a description of which is attached hereto as Exhibit (d)(20) and is incorporated herein by reference;

        (iv)  Indenture, dated as of December 11, 2001, between the Company and State Street Bank and Trust Company relating to the Company's 2 1/2% Convertible Subordinated Notes due December 15, 2006, a description of which is attached hereto as Exhibit (d)(21) and is incorporated herein by reference;

        (v)   Indenture, dated as of June 11, 2003, between the Company and U.S. Bank National Association relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is attached hereto as Exhibit (d)(22) and is incorporated herein by reference;

        (vi)  Registration Rights Agreement, dated as of June 11, 2003, between the Company and Credit Suisse First Boston LLC, CIBC World Markets Corp., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, SG Cowen Securities Corporation, ABN AMRO Rothschild LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is attached hereto as Exhibit (d)(22) and is incorporated herein by reference;

        (vii) Indenture, dated as of December 20, 2004, between the Company and U.S. Bank National Association relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is contained in Items 1.01 and 3.02 of the Company's Current Report on Form 8-K filed December 21, 2004 and is incorporated herein by reference;

        (viii) Registration Rights Agreement, dated as of December 20, 2004, between the Company and U.S Bank National Association relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed December 21, 2004 and is incorporated herein by reference;

        (ix)  Indenture, dated June 7, 2005, between the Company and U.S. Bank, National Association relating to the Company's 2.00% Convertible Senior Subordinated Notes due June 1, 2015, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed June 8, 2005 and is incorporated herein by reference;

        (x)   Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

        (xi)  Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

        (xii) Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

        (xiii) Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

        (xiv) Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(24) and is incorporated herein by reference;

        (xv) Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(24) and is incorporated herein by reference;

        (xvi) Convertible Note Hedge Confirmation, dated as of June 2, 2005, between the Company and Deutsche Bank AG, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed June 8, 2005 and is incorporated herein by reference;

        (xvii) Warrant Confirmation, dated as of June 2, 2005, between the Company and Deutsche Bank AG, a description of which is contained in Item 3.02 of the Company's Current Report on Form 8-K filed June 8, 2005 and is incorporated herein by reference;

        (xviii) Amendment to Convertible Note Hedge Confirmation, dated as of June 2, 2005, between the Company and Deutsche Bank AG, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed July 7, 2005 and is incorporated herein by reference;

        (xix) Convertible Note Hedge Confirmation, dated as of June 28, 2005, between the Company and Deutsche Bank AG, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed July 7, 2005 and is incorporated herein by reference; and

        (xx) Amendment to Warrant Confirmation, dated as of June 2, 2005, between the Company and Deutsche Bank AG, a description of which is contained in Item 3.02 of the Company's Current Report on Form 8-K filed July 7, 2005 and is incorporated herein by reference.

        The foregoing agreements, arrangements and understandings are attached hereto as Exhibits (d)(1)-(d)(17) and (d)(25)-(d)(27) and are also incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated June 10, 2005.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)*	Form of Letter to Clients.
(a)(1)(v)*	Form of Notice of Guaranteed Delivery.
(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated June 10, 2005.
(a)(5)(A)	Press Release, dated June 13, 2005, included as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(a)(5)(B)	Press Release, dated June 14, 2005, included as Exhibit 99.3 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(b)	None.
(d)(1)	Amended and Restated Rights Agreement, dated as of January 1, 1999, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/A (12G) filed January 20, 1999, is hereby incorporated by reference.
(d)(2)	First Amendment to Amended and Restated Rights Agreement, dated July 31, 2000, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G filed on August 2, 2000, is hereby incorporated by reference.
(d)(3)	Second Amendment to Amended and Restated Rights Agreement, dated October 27, 2003, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G on October 27, 2003, is hereby incorporated by reference.
(d)(4)	Indenture, dated as of December 11, 2001, between the Company and State Street Bank and Trust Company, included as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on February 14, 2002, is hereby incorporated by reference.
(d)(5)	Indenture, dated as of June 11, 2003, between the the Company and U.S. Bank National Association, included as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003, is hereby incorporated by reference.
(d)(6)	Registration Rights Agreement, dated as of June 11, 2003, between the Company and Credit Suisse First Boston LLC, CIBC World Markets Corp., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, SG Cowen Securities Corporation, ABN AMRO Rothschild LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc., included as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003, is hereby incorporated by reference.
(d)(7)	Indenture, dated as of December 20, 2004, between the Company and U.S. Bank National Association, included as Exhibit 4.l to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(8)	Registration Rights Agreement, dated as of December 20, 2004, between the Company and U.S Bank National Association, included as Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(9)	Indenture, dated June 7, 2005, between the Company and U.S. Bank, National Association, included as Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 8, 2005, is hereby incorporated by reference.
(d)(10)	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(1) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(11)	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(2) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.

(d)(12)	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(3) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(13)	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(4) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(14)	Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(15)	Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(16)	Hedge Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(17)	Warrant Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(18)*	Description of the Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/A (12G) filed January 20, 1999.
(d)(19)*	Description of the First Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on August 2, 2000.
(d)(20)*	Description of the Second Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on October 27, 2003.
(d)(21)*	Description of Notes section (pages 18 through 28) of Amendment No. 2 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on May 14, 2002.
(d)(22)*	Description of Notes section (pages 18 through 28) of Amendment No. 1 to the Company's Registration Statement on Form S-3 (Registration No. 333-108320) filed December 3, 2003.
(d)(23)*	Description of the Convertible Note Hedges and Warrants from Item 5 of the Company's Tender Offer Statement on Schedule TO filed November 16, 2004.
(d)(24)*	Description of the Convertible Note Hedges from Item 5 of Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004.
(d)(25)	Amendment to Hedge Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 7, 2005, is hereby incorporated by reference.
(d)(26)	Hedge Confirmation dated as of June 28, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed July 7, 2005, is hereby incorporated by reference.
(d)(27)	Amendment to Warrant Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed July 7, 2005, is hereby incorporated by reference.
(g)	None.
(h)	None.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cephalon, Inc.
	By:	/s/ J. KEVIN BUCHI
		Name:	J. Kevin Buchi
		Title:	Senior Vice President and Chief Financial Officer
Dated: July 11, 2005

Exhibit Index

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated June 10, 2005.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)*	Form of Letter to Clients.
(a)(1)(v)*	Form of Notice of Guaranteed Delivery.
(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated June 10, 2005.
(a)(5)(A)	Press Release, dated June 13, 2005, included as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(a)(5)(B)	Press Release, dated June 14, 2005, included as Exhibit 99.3 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(b)	None.
(d)(1)	Amended and Restated Rights Agreement, dated as of January 1, 1999, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/A (12G) filed January 20, 1999, is hereby incorporated by reference.
(d)(2)	First Amendment to Amended and Restated Rights Agreement, dated July 31, 2000, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G filed on August 2, 2000, is hereby incorporated by reference.
(d)(3)	Second Amendment to Amended and Restated Rights Agreement, dated October 27, 2003, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G on October 27, 2003, is hereby incorporated by reference.
(d)(4)	Indenture, dated as of December 11, 2001, between the Company and State Street Bank and Trust Company, included as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on February 14, 2002, is hereby incorporated by reference.
(d)(5)	Indenture, dated as of June 11, 2003, between the the Company and U.S. Bank National Association, included as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003, is hereby incorporated by reference.
(d)(6)	Registration Rights Agreement, dated as of June 11, 2003, between the Company and Credit Suisse First Boston LLC, CIBC World Markets Corp., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, SG Cowen Securities Corporation, ABN AMRO Rothschild LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc., included as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003, is hereby incorporated by reference.
(d)(7)	Indenture, dated as of December 20, 2004, between the Company and U.S. Bank National Association, included as Exhibit 4.l to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(8)	Registration Rights Agreement, dated as of December 20, 2004, between the Company and U.S Bank National Association, included as Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(9)	Indenture, dated June 7, 2005, between the Company and U.S. Bank, National Association, included as Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 8, 2005, is hereby incorporated by reference.
(d)(10)	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(1) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(11)	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(2) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(12)	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(3) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(13)	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(4) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.

(d)(14)	Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(15)	Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(16)	Hedge Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(17)	Warrant Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(18)*	Description of the Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/A (12G) filed January 20, 1999.
(d)(19)*	Description of the First Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on August 2, 2000.
(d)(20)*	Description of the Second Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on October 27, 2003.
(d)(21)*	Description of Notes section (pages 18 through 28) of Amendment No. 2 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on May 14, 2002.
(d)(22)*	Description of Notes section (pages 18 through 28) of Amendment No. 1 to the Company's Registration Statement on Form S-3 (Registration No. 333-108320) filed December 3, 2003.
(d)(23)*	Description of the Convertible Note Hedges and Warrants from Item 5 of the Company's Tender Offer Statement on Schedule TO filed November 16, 2004.
(d)(24)*	Description of the Convertible Note Hedges from Item 5 of Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004.
(d)(25)	Amendment to Hedge Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 7, 2005, is hereby incorporated by reference.
(d)(26)	Hedge Confirmation dated as of June 28, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed July 7, 2005, is hereby incorporated by reference.
(d)(27)	Amendment to Warrant Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank AG, London, included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed July 7, 2005, is hereby incorporated by reference.
(g)	None.
(h)	None.

*
Previously filed.

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  Item 1 through Item 11.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 12. Exhibits.
SIGNATURE
Exhibit Index